FORM 11-K — For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant
to Section 15(d) of the Securities Exchange Act of 1934
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ___________ to ____________
Commission file number 001-15925
COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
COMMUNITY HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	13-3893191

(State or other jurisdiction of incorporation or	I.R.S. Employer
organization)	Identification Number)

7100 Commerce Way, Suite 100
Brentwood, Tennessee	37027

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(615) 465-7000

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 - 10
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005
Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year)	11
SIGNATURES	12
EXHIBIT INDEX	13
EX-10.1 FOURTH AMENDMENT TO 401(K) PLAN
EX-23 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Schedules other than that listed above have been omitted due to the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Retirement Committee of Community Health Systems, Inc. 401(k) Plan
Brentwood, Tennessee
We have audited the accompanying statements of net assets available for benefits of Community Health Systems, Inc. 401(k) Plan (“the Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Nashville, Tennessee
June 21, 2006

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Investments:
Investments	$231,319,016	$192,779,365
Participant notes receivable	5,528,646	4,002,822

Total investments	236,847,662	196,782,187

Receivables:
Participant contributions	1,374,546	1,209,781
Employer matching contribution	8,540,810	8,079,140

Total receivables	9,915,356	9,288,921

TOTAL ASSETS	246,763,018	206,071,108

LIABILITIES
Forfeitures in suspense	276,715	394,864
Administrative fees	86,287	120,787
Excess participant contributions	—	23,450

TOTAL LIABILITIES	363,002	539,101

NET ASSETS AVAILABLE FOR BENEFITS	$246,400,016	$205,532,007

See notes to financial statements.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$12,109,174	$11,833,354
Interest	214,392	139,152
Dividends	6,433,688	2,759,067

Total investment income	18,757,254	14,731,573

Contributions:
Participant	38,151,903	34,147,115
Conversions	—	18,138,726
Rollovers	3,364,092	2,687,399
Employer matching	8,540,810	8,094,202

Total contributions	50,056,805	63,067,442

Total additions	68,814,059	77,799,015

Deductions from net assets attributed to:
Benefits paid to participants	25,242,282	13,450,119
Conversions	2,028,614	—
Forfeitures in suspense	276,715	394,864
Participant paid administrative fees	398,439	448,537
Excess participant contributions	—	23,450

Total deductions	27,946,050	14,316,970

Net increase	40,868,009	63,482,045
Net assets available for benefits:
Beginning of year	205,532,007	142,049,962

End of year	$246,400,016	$205,532,007

See notes to financial statements

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

1. DESCRIPTION OF THE PLAN
General. Effective February 1, 1987, Community Health Investment Corporation, a wholly-owned subsidiary of Community Health Systems, Inc. (the “Company”, the “Plan Administrator”, or “CHS”), adopted and approved the creation of the Community Health Systems, Inc. 401(k) Plan, (the “Plan”). Subsequently, the Plan was adopted by the Company and its wholly-owned and majority-owned subsidiaries. The Plan and related trust are maintained for the exclusive benefit of the Plan participants, and no part of the trust may ever revert to the Company, except forfeitures of any unvested portion of a participant’s “Matching Account”, which may offset future Company contributions. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
For those participating facilities of the Company, including the corporate offices, participation in the Plan is available to primarily all full-time employees after completion of six months of eligible service, as defined in the Plan document, or upon reaching his/her 21st birthday, whichever is later. Company employment includes all previous service with an acquired employer. All employees of the Company are entitled to participate except individuals covered by a collective bargaining contract and those employees covered by other retirement plans to which the Company is required to contribute.
The Plan has been amended and/or restated from time to time. The Plan’s most recent determination letter was received in 2004. The Company believes that the Plan is currently designed and is being operated in compliance with applicable requirements of the Internal Revenue Code.
Chestnut Hill Hospital was acquired March 1, 2005 and commenced participation into the Plan on April 1, 2005. Bedford County Regional Hospital was acquired on July 1, 2005 and commenced participation into the Plan on August 1, 2005. Newport Hospital was acquired on October 1, 2005 and commenced participation into the Plan on October 1, 2005. Bradley Memorial Hospital and Sunbury Community Hospital were both acquired on October 1, 2005 and commenced participation into the Plan on November 1, 2005.
Scott County Hospital’s lease expired on January 31, 2005 and ceased participation in the Plan on that date.
Lakeview Community Hospital, Edge Regional Hospital, The King’s Daughter Hospital and Northeast Medical Center were disposed of on March 31, 2005 and ceased participation in the Plan on that date.
Galesburg Cottage Hospital was acquired and commenced participation into the Plan on July 1, 2004. Phoenixville Hospital was acquired and commenced participation into the Plan on August 1, 2004.
Randolph County Medical Center and Sabine Medical Center were disposed of on August 1, 2004 and ceased participation in the Plan on that date.
Administration. The Plan is administered by the Company’s Retirement Committee of not less than three persons, all appointed by the Company’s Board of Directors. The Retirement Committee is responsible for carrying out the provisions of the Plan, including the selection of the trustee. Scudder Trust Company

(“Trustee”) serves as trustee for the Plan. The Trustee holds, invests and administers the trust assets and contributions of the Plan.
Contributions. Eligible employees electing to participate in the Plan may make contributions by payroll deductions of 1% to 25% of basic compensation as defined in the Plan document, to the extent not exceeding Internal Revenue Service (“IRS”) imposed limitations on contributions ($14,000 for 2005 and $13,000 for 2004 Plan years). Participants who have attained age 50 before the close of the calendar year shall be eligible to make catch-up contributions up to $4,000 for 2005. Employee contributions beyond specific Plan thresholds are reimbursed to the participants and classified as excess participant contributions in the financial statements. Prior to each Plan year, employer contribution percentages are determined by the Plan Administrator. The standard employer matching contribution was 33.34% of the first 6% of eligible employee contributions. Employer matching contributions for 2005 and 2004 for certain hospitals ranged from 33.34% to 66.67% of the first 6% of eligible compensation the employee contributes to the Plan. The employer matching contribution may be made in the form of cash or shares of Company common stock. Matching contributions in the form of cash are initially used to purchase Company stock on the open market. The employer matching contributions deposited into the participant’s accounts in the subsequent plan year consisted of $8,540,810 in cash for 2005 and $8,079,140 in cash for 2004. Any matching contribution made to the participant’s account is initially held by the participant in the form of stock. Participants are permitted to instruct the Trustee to sell the stock and transfer the funds to another permitted investment at any time.
Participant Accounts. The Retirement Committee utilizes the services of an outside firm to maintain individual accounts of each participant and record separately all activity as follows:

“The Deferred Account”	The value of participants’ employee contributions and earnings on those contributions are maintained in this account.

“The Rollover Account”	The value of any rollover contributions from another qualified plan and associated earnings are maintained in this account.

“The Matching Account”	The value of matching contributions made by the Company on behalf of participants and associated earnings is maintained in this account.
The First Amendment to the Plan was effective on January 1, 2004 to redefine the “Formula for Determining Employer Contributions”, to increase the maximum elective deferral percentage available under the Plan and to allow catch-up contributions. The Employer may allocate in its sole discretion and in a non-discriminatory manner a different matching contribution for the Plan Year to participants at each of its different facilities, as amended time to time by the Plan Administrator. The amendment also increased the maximum elective deferral percentage from 15% to 25%. Also, employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the calendar year shall be eligible to make catch-up contributions. To make catch-up contributions, the employee must contribute the maximum available to the employee through regular 401 (k) deductions. The limit for 2005 is $4,000. This limit increases by $1,000 each year until it reaches $5,000 in 2006. After 2006, the limit will be indexed for inflation.
The Second Amendment to the Plan was effective on January 1, 2004 to allow for installment and other forms of distribution of benefits. The Plan Administrator, pursuant to the election of the participant, shall direct the Trustee to distribute to a participant or such participant’s beneficiary any amount to which the participant is entitled under the Plan in one or more of the following methods: a) one lump sum cash payment; b) partial cash payments; or c) partial cash payments over a period certain in monthly, quarterly, semi-annual or annual installments. The period over which such payment is to be made shall not extend beyond the participant’s life expectancy (or the life expectancy of the participant and the participant’s designated beneficiary). The Plan was also amended to redefine that only Participants who are actively employed at the beginning of the last day of the Plan Year by the Employer or an Affiliated Employer who’s Employees are eligible for a matching contribution under Section 4.1(b) shall be eligible to share in the Employer Matching Contributions for the year.
The Fourth Amendment to the Plan was effective on March 28, 2005, to incorporate required provisions under the Economic Growth and Tax Relief Reconciliation Act of 2001. This revision redefines the section “Determination of Benefits upon Termination.” If a Terminated Participant does not specify the designation of a distribution that is in excess of $1,000 to be made to an eligible retirement plan in a direct rollover or does not elect to receive the distribution directly, the Administrator shall make a direct transfer of such distribution to an individual retirement plan designated by the Administrator.
The following amendments were made to plans at specific hospitals:
For the period beginning August 1, 2003 and ending December 31, 2004, each employee of Pottstown Clinic Company, LLC who is a participant in the Plan, has at least 1,000 hours of service, is a non-highly compensated employee and is eligible to participate in the Plan is eligible for an employer match of 50% of the first 6% of eligible compensation the employee contributes to the plan.
For the period beginning January 1, 2003 and ending December 31, 2004 each employee of Southside Regional Medical Center, Southside School of Nursing and Southside Industrial Medicine, who is a participant in the Plan, has at least 1,000 hours of service and is eligible to share in employer matching contributions will be eligible to receive an employer match in an amount equal to:
a)	33.34% of the first 6% of eligible compensation the employee contributes to the Plan if the participant has at least one (1) but no more than nine (9) years of service;

b)	50% of the first 6% of eligible compensation the employee contributes to the Plan if the participant has at least ten (10) but no more than nineteen (19) years of service; and

c)	66.67% of the first 6% of eligible compensation the employee contributes to the Plan if the participant has at least twenty (20) years of service.
Effective as of July 1, 2004, Employees of Pottstown Hospital Company, LLC whose employment is governed by a collective bargaining agreement between the Affiliated Employer and “employee representatives” under which retirement benefits were the subject of good faith bargaining shall be eligible to participate in the Plan.
For the period beginning January 1, 2004, and ending December 31, 2004, each Employee of Pottstown Imaging Center, LLC who is a Participant in the Plan and (i) has at least 1,000 Hours of Service for the Affiliated Employer during this applicable Plan Year, (ii) is a Non-Highly Compensated Employee, and (iii) is otherwise eligible to share in matching contributions shall receive a discretionary matching contribution in an amount equal to fifty percent (50%) of such Participant’s Elective Contribution for such Plan Year that does not exceed 6% of the Participant’s Compensation for the Plan Year.
Effective July 1, 2004, a “Merger and Transfer Agreement” was executed in order to merge the Galesburg Cottage Hospital Retirement Plan into the Community Health Systems, Inc. 401(k) Plan.

Effective September 30, 2004, a “Plan-To-Plan Transfer Agreement” was executed in order to transfer all of the outstanding shares of the capital stock in the Community Health Systems, Inc. 401(k) Plan of National Healthcare of Pocahontas Inc., Randolph County Clinic Corp., Sabine Medical Center, Inc. and Sabine Medical Clinic, Inc. into the Associated Healthcare Systems 401(k) Retirement Plan.
Vesting. The balance in the participants’ Deferred and Rollover Accounts is at all times fully vested and nonforfeitable. A participant becomes 20% vested in his/her “Matching Account” after one year of service and an additional 20% for each year of service thereafter until fully vested. A participant is credited with one year of service if he/she works 500 or more hours during the Plan year. Termination of participation in the Plan prior to the scheduled vesting period results in forfeiture of the unvested portion of a participant’s Matching Account. These forfeitures shall be applied to reduce the Company’s matching contribution payments made to the Plan in future periods. Forfeitures of $276,715 and $394,864 were applied against the Company’s matching contribution payments for the years ended December 31, 2005 and 2004, respectively.
Payment of Benefits. A participant or his/her designated beneficiary is entitled to a distribution of the total value of his/her accounts upon his/her retirement at age 65, becoming totally and permanently disabled or death. Upon the termination of employment of a participant before reaching his/her 65th birthday for reasons other than death, he/she is entitled to receive the total value of his/her Deferred and Rollover Accounts and the vested portion of his/her Matching Account. While the participant is employed, he/she may borrow from their accounts in the form of a loan but can withdraw only in the event of financial hardship. Such withdrawals are limited to the value of his/her Deferred and Rollover Accounts and the vested portion of his/her Matching account. The Retirement Committee shall require a participant requesting a hardship withdrawal to submit proof which demonstrates an immediate and heavy financial need which cannot be reasonably satisfied from other resources of the participant.
Funding. The Company shall transfer to the Trustee, as soon as practical, the full matching contribution after the close of the Plan year.
Investments Options. Contributions to the Plan shall be invested by the Trustee according to the participant’s instruction in one or in a combination of several fund options. Participants may change their investment election or initiate transfers between funds on a monthly basis by giving notice to the Plan Administrator.
Plan Termination. Although it has not expressed any intent to do so, the Company’s Board of Directors has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their respective accounts.
Participant Notes Receivable. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Trustee. Interest rates range from 4.0% to 9.5% as of December 31, 2005. Principal and interest is paid ratably over the term of the loan through payroll deductions.
Reclassifications. Certain contributions presented in prior years’ statement of changes in net assets available for benefits have been reclassified from participant contributions to conversions and rollovers to conform to the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting. The Plan’s financial statements are prepared under the accrual method of accounting.
Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Valuation of Investments. The Plan’s investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. The fair values of the participation units owned by the Plan in pooled separate accounts are based on a redemption value established by the Trustee. The Plan’s investments in pooled separate accounts consist of investments in accounts established by the Trustee solely for the purpose of investing the assets of one or more plans. Investments in collective investment funds or regulated investment companies are valued at the net asset value per share/unit on the valuation date. Short-term investments, if any, are stated at amortized cost, which approximates market value. Participant loans are valued at their outstanding balance, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Expenses. The participants of all funds are charged with expenses in connection with the purchase and sale of shares in each respective fund. Also, the participants in the Plan are charged a per-participant administrative fee. Participants paid $432,939 and $431,210 in administrative costs to the Trustee in 2005 and 2004, respectively. All other expenses incurred in the administration of the Plan are borne by the Company. The Company paid $44,513 and $93,959 for Plan expenses in 2005 and 2004, respectively.
Payment of Benefits. Benefits are recorded when paid.
3. TAX STATUS
The Plan received a determination letter dated June 16, 2004, in which the IRS stated that the Plan was in compliance with the applicable requirements of Section 401(a) and Section 501(c) of the Internal Revenue Code (“the Code”).

4. INVESTMENTS
Investments that represent five percent or more of the net assets available for benefits as of December 31, 2005 and 2004 are as follows:

Investment	Fair Value
at December 31, 2005:
CHS Stock Fund	$32,752,325
Scudder Stable Value Fund (2)	28,373,276
Scudder Flag Investment Value Builder A	21,633,672
Growth Fund of America — A	20,886,838
Scudder Stock Index Fund (1)	20,547,133
Scudder Large Cap Value A	17,284,966
Scudder Fixed Income Fund A	14,374,566
Scudder — Dreman Hi Return Equity — A	12,898,487
Templeton Foreign — A	12,249,434
Franklin Small-Mid Cap Growth A	10,925,893

at December 31, 2004:
Scudder Stable Value Fund (2)	$25,918,018
Scudder Flag Investment Value Builder A	22,865,966
CHS Stock Fund	20,406,127
Scudder Stock Index Fund (1)	19,249,544
Scudder Large Cap Value A	17,392,109
Growth Fund of America — A	15,681,721
Scudder Fixed Income Fund A	13,430,598
Scudder — Dreman Hi Return Equity — A	9,995,604
Templeton Foreign — A	9,979,108
Franklin Small-Mid Cap Growth A	9,127,346
Scudder Mid Cap Growth — A	6,774,372

(1)	A pooled separate account

(2)	A collective investment fund
The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the years ended December 31, 2005 and 2004:

	2005	2004
Mutual funds	$3,733,340	$9,030,922
Common/collective trust funds (1)	907,341	1,813,213
CHS Company Stock Fund	7,468,493	989,219

	$12,109,174	$11,833,354

(1)	Includes pooled separate accounts and collective investment funds.

5. SUBSEQUENT EVENTS
During the first quarter of 2006, CHS sold one hospital. The participants’ plan assets aggregating approximately $1.5 million are subject to future withdrawal from the plan should these former participants choose to roll over such amounts to another qualified or self-directed plan.
******

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,	Current
	Lessor or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Value
*	Scudder Investments	Scudder Stable Value Fund	$28,373,276
*	Scudder Investments	Scudder Fixed Income Fund A	14,374,566
*	Scudder Investments	Scudder Flag Investment Value Builder A	21,633,672
*	Scudder Investments	Scudder Stock Index Fund	20,547,133
*	Scudder Investments	Scudder-Dreman Hi Return Equity A	12,898,487
*	Scudder Investments	Scudder Global Discovery A	7,454,132
*	Scudder Investments	Scudder Large Cap Value A	17,284,966
	Franklin Templeton	Franklin Small-Mid Cap Growth A	10,925,893
*	Scudder Investments	Scudder Mid Cap Growth — A	8,322,918
	Capital Research and Management Company	Growth Fund of America — A	20,886,838
	Allianz Global Investors Fund Mgt., LLC	Allianz OCC Renaissance — A	3,541,121
	Credit Suisse Asset Mgt., LLC	CS Small Cap Value A	3,872,665
*	Scudder Investments	Scudder Pathway Conservative — A	3,153,542
*	Scudder Investments	Scudder Pathway Growth — A	4,669,128
*	Scudder Investments	Scudder Pathway Moderate — A	7,343,127
	Templeton Global Advisors Limited	Templeton Foreign — A	12,249,434
	Templeton Global Advisors Limited	Templeton Growth — A	1,035,793
*	Community Health Systems, Inc. (CHS)	CHS Company Stock Fund	32,752,325
*	Various participants	Participant notes receivable with interest rates ranging from 4.0% to 9.5% and maturities ranging from January 1, 2006 to August 29, 2014.	5,528,646

			$236,847,662

*	Identified party-in-interest

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY HEALTH SYSTEMS, INC. 401(k) PLAN
Date: June 21, 2006	By:	/s/ Wayne T. Smith
Wayne T. Smith
Chairman of the Board President and Chief Executive Officer

Date: June 21, 2006	By:	/s/ W. Larry Cash
W. Larry Cash
Executive Vice President, Chief Financial Officer and Director

Date: June 21, 2006	By:	/s/ T. Mark Buford
T. Mark Buford
Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit
Number	Description
10.1	Fourth Amendment to the Community Health Systems, Inc. 401(K) Plan dated March 28, 2005.

23	Consent of Independent Registered Public Accounting Firm